HEI Exhibit 11

Hawaiian Electric Industries, Inc.

COMPUTATION OF EARNINGS PER SHARE

OF COMMON STOCK

Years ended December 31, 2011, 2010, 2009, 2008 and 2007

(in thousands, except per share amounts)	2011	2010	2009	2008	2007

Net income for common stock	$138,230	$113,535	$83,011	$90,278	$84,779

Weighted-average number of common shares outstanding	95,510	93,421	91,396	84,631	82,215

Adjusted weighted-average number of common shares outstanding	95,820	93,693	91,516	84,720	82,419

Basic earnings per common share	$1.45	$1.22	$0.91	$1.07	$1.03

Diluted earnings per common share	$1.44	$1.21	$0.91	$1.07	$1.03